Exhibit 99.6

Press Release

France: Total, Ørsted and Elicio join forces to bid for a wind farm offshore Dunkirk

Paris, 18 February 2019 - Total, a major energy player, Ørsted, renewable major, and Elicio, a renewable energy producer preselected by the French Energy Regulatory Commission, announce the creation of an industrial consortium to submit a joint bid for the Dunkirk offshore wind farm project for a power capacity of up to 600 MW.

"Total's participation in this offshore wind bid is in line with our strategy to develop low-carbon electricity business in Europe. Our recognized offshore oil and gas know-how combined with Ørsted market-leading expertise across the offshore wind energy value chain, as well as that of Elicio, an experienced developer qualified from the beginning of the bid, provide a solid foundation for success of a safe and competitive project," commented Philippe Sauquet, President Gas, Renewables and Power at Total.

Martin Neubert, Chief Executive Officer of Ørsted Offshore, said: "Offshore wind can contribute significantly to France’s renewable energy targets. As the world-leading offshore wind developer, we bring an unparalleled track-record in developing, constructing and operating offshore wind farms to the consortium, and the combined competencies of Ørsted, Total and Elicio are ideal to help France unleash its significant potential for developing clean power from offshore wind."

Emile Dumont, President of Elicio France, said: "Wind energy has significant growth potential in France and is at the heart of Elicio’s strategy to contribute towards a cleaner and cost-effective energy powered world. Further to Elicio’s successful preselection for the French round 3 competitive dialogue and by joining our unique expertise and experience, we are committed, with our partners Total and Ørsted, to making this tender a milestone in the French offshore wind sector. "

About Ørsted

Ørsted is a world leader in offshore wind power that manages more than a quarter of the world's installed capacity. Ørsted develops, constructs and operates offshore and onshore wind farms, bioenergy plants and innovative waste-to-energy solutions and provides smart energy products to its customers. Headquartered in Denmark, Ørsted employs 6,000 people. Ørsted’s shares are listed on Nasdaq Copenhagen (Orsted). In 2017, the group’s revenue was DKK 59.5 billion (EUR 8.0 billion). The Ørsted vision is a world that runs entirely on green energy. https://www.orsted.com

About Elicio

Elicio is an energy producer active in the renewable energy sector, and more particularly in onshore and offshore wind in France, Belgium as well as internationally. Elicio is already participating in the Belgian offshore wind projects Norther, Rentel and SeaMade. Elicio actively operates within all aspects of renewable energy by successfully developing, engineering, constructing and operating its projects in-house. As a young company, Elicio focuses on projects that contribute to a more sustainable world, a more responsible society and on a long-term vision for its shareholders. https://www.elicio.be

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Ørsted contacts

Media Relations: Tom Lehn-Christiansen l +45 99 55 60 17 l tomlc@orsted.dk

Elicio contacts

Media Relations: Filip Dewulf l +32 59 56 97 00 l Filip.dewulf@elicio.be

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.